SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Viemed Healthcare, Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

92663R105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.			NAMES OF REPORTING PERSONS Casey Hoyt
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	2,558,547
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	2,558,547
	8.	SHARED DISPOSITIVE POWER	0
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,547 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%[2]
12.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2Assumes 39,561,502 Common Shares of the Company outstanding as of January 21, 2021, based on information provided by the Issuer.

Item 1.

(a)Name of Issuer - Viemed Healthcare, Inc., an entity incorporated pursuant to the Business Corporations Act (British Columbia) (the “Issuer”).

(b)Address of Issuer’s Principal Executive Offices - 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.

Item 2.

(a)Name of Person Filing - Casey Hoyt (“Hoyt”), a natural person.

(b)Address of Principal Business Office or, if none, Residence - 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.

(c)Citizenship - United States of America.

(d)Title of Class of Securities - Common shares, no par value, (the “Common Shares”) of the Issuer.

(e)CUSIP Number - 92663R105.

Item 3.        If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable.
Item 4.         Ownership.

The percentages used herein are calculated based on 39,561,502 Common Shares issued and outstanding as of January 21, 2021, based on information publicly disclosed by the Issuer.

(a)Amount beneficially owned – Hoyt beneficially owns 2,558,547 Common Shares, which amount includes 415,101 shares issuable upon the exercise of options that are vested or will vest within 60 days.

(b)Percent of class – 6.4%.

(c)Number of shares as to which the person has:

i.Sole power to vote or to direct the vote: 2,558,547

ii.Shared power to vote or direct the vote: 0

iii.Sole power to dispose or to direct the disposition of: 2,558,547

iv.Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of the Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2021

    /s/ Casey Hoyt
Casey Hoyt

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